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James C. Lin Partner		Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan† Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

November 5, 2018

Re:	CNFinance Holdings Ltd. (CIK No. 0001733868)

Responses to the Staff’s Comments on the Registration Statement on Form F-1 Amendment No. 3 Filed on October 31, 2018

Confidential

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”) dated November 5, 2018 on the Company’s registration statement on Form F-1 Amendment No. 3 filed on October 31, 2018 (the “F-1 Amendment No. 3”). Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1 Amendment No. 5 (the “F-1 Amendment No. 5”) and certain exhibits via EDGAR to the Commission. The F-1 Amendment No. 5 also contains certain additional updates and revisions. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

2	November 5, 2018

To facilitate your review, we have separately delivered to you today four courtesy copies of the F-1 Amendment No. 5, marked to show changes to the F-1 Amendment No. 3, and two copies of the filed exhibits.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to all of the Staff’s comments by providing an explanation as the Company has not so revised the Draft Registration Statement and by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the F-1 Amendment No. 3 where the language addressing a particular comment appears.

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Notes to the Unaudited Condensed Consolidated Financial Statements

Note 14. Share-Based Compensation, page F-77

1.

We note your functional currency is the Hong Kong Dollar. In your tabular disclosure on page 166, the exercise price of options granted to directors and executive officers is expressed in Renminbi. Please tell us how you considered the guidance under ASC 718-10-25-13 through 14A in your accounting for these equity awards.

The Company respectfully advises the Staff that it has considered the guidance in ASC718-10-25-13 through 25-14A in classifying the share-based awards as equity.

Pursuant to the ASC718-10-25-13 through 14A, there are three exceptions for equity classification of certain awards with exercise price denominated in currencies other than the currency in which the shares trade as follows:

1.	the company that grants an award to its employees resident in foreign jurisdictions with an exercise price that is denominated in the functional currency of the company’s foreign operation;

2.	the company that grants an award to its employees resident in foreign jurisdictions with an exercise price that is denominated in the currency in which the employees are paid; and

3.	the currency of the market in which a substantial portion of the company’s equity securities trade.

As all share options of the Company are granted to the employees of the Company’s PRC subsidiaries, and provide for fixed exercise prices denominated in Renminbi (“RMB”), which is both the functional currency of such PRC subsidiaries and the currency that the employees are paid, the Company believes that the abovementioned exceptions (1) and (2) are applicable to the Company in classifying the share-based awards as equity.

3	November 5, 2018

Note 17. Subsequent Events, page F-80

2.

We note your disclosure regarding the redenomination event (i.e. par value of your ordinary shares changed from Hong Kong Dollar to US Dollar) that occurred on July 11, 2018. Please address the following:

•	Explain to us the business purpose for this transaction.

•

Tell us, and disclose as necessary, if this transaction has impacted or will impact other business transactions (e.g. stock compensation costs, unrecognized share-based compensation costs, etc.). If so, provide an appropriate example for each impacted transaction with an accompanying explanation of assumptions used and any judgments/determinations made in determining the respective accounting treatment.

The Company respectfully advises the Staff that it re-denominated the par value of its ordinary shares from Hong Kong dollars (“HKD”) to United States dollars (“USD”) primarily due to the following three commercial reasons:

•

First, the Company planned to list on the Stock Exchange of Hong Kong in 2014 and therefore denominated par value of its ordinary shares in HKD. The Company subsequently abandoned such listing plan, which rendered denomination of par value of its ordinary shares in HKD unnecessary.

•

Second, the Company observed that it is common for foreign private issuers listed in the United States with substantial business operations in China to denominate the par value of their ordinary shares in USD. Therefore, the Company believes that re-denominating par value of its ordinary shares from HKD to USD follows market practices and is more investor friendly.

•

Third, the Company was concerned on the fact that the difference between the denomination of par value of its ordinary shares and the denomination of its American Depositary Shares would cause potential settlement issues.

As a result, to follow market practices and facilitate smooth settlement of the IPO, the Company decided to re-denominate par value of its ordinary shares from HKD to USD.

The Company respectfully advises the Staff that the transaction has been disclosed as a subsequent event to the unaudited condensed interim financial statements for the six months ended June 30, 2018 and will be accounted for as a repurchase and cancellation of ordinary shares denominated in HKD in par value and a concurrent issuance of ordinary shares denominated in USD in par value in July 2018.

The Company respectfully advises the Staff that the transaction discussed above has no impact on stock compensation cost or unrecognized share-based compensation costs due to the following reasons:

•	First, the share-based compensations are granted to the employees of the Company’s PRC subsidiaries, with the exercise prices denominated in RMB; and

4	November 5, 2018

•	Second, both the reporting currency and the functional currency of the Company’s PRC subsidiaries are RMB.

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If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer and Chairman

Mr. Ning Li, Chief Financial Officer

CNFinance Holdings Ltd.

Mr. David T. Zhang, Esq.

Mr. Steve Lin, Esq.

Mr. Meng Ding, Esq.

Kirkland & Ellis International LLP

Mr. Ivan Li

KPMG Huazhen LLP